Renaissance Institutional Management LLC

Notes to Statement of Financial Condition

1. Business

Renaissance Institutional Management LLC ("RIM" or the "Company") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

RIM engages in the solicitation and referral of investors to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, on behalf of various private investment funds managed by the Member. In exchange for its services, the Member pays RIM placement fees. RIM is a wholly owned subsidiary of the Member.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

As of December 31, 2015, the Company maintains cash balances at one global financial institution.

The Company considers all highly liquid investments that have maturities of ninety days or less when purchased as cash equivalents.

Cash and cash equivalents held at financial institutions may exceed the amount insured by the Federal Deposit Insurance Corporation. There were no cash equivalents held at, or during the year ended, December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from these estimates.

3. Related Party Transactions

Net receivables from the Member were settled through a deemed distribution to Member of $13,242,757 as of December 31, 2015. This deemed distribution and a contribution from Member of $268,974 are reflected within the Member's Equity balance on the Statement of Financial Condition. In the future any net receivables from the Member will be similarly settled on an annual basis.

4. Fixed Assets, Net

Fixed assets, net at December 31, 2015, consist of the following:

	Estimated Useful Lives	Amount
Equipment	5 years	$ 414,532
Telecommunications	5 years	53,528
Software	3 years	102,904
Less: Accumulated depreciation		464,430
		$106,534

Any maintenance costs that materially increase the useful life of the asset are capitalized to the asset's cost basis. Management has reviewed fixed assets for impairment, no such losses were recorded for the year ended December 31, 2015.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2015, the Company had regulatory net capital of $1,570,681 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was to 0 to 1 at December 31, 2015.

6. Commitments and contingencies

Management has policies and procedures in place to assess and review for commitments and contingent liabilities. Throughout the year and as of December 31, 2015 there were no such commitments or contingent liabilities in existence.

7. Subsequent Events

Management has performed an evaluation of subsequent events through February 24, 2016, the date the statement of financial condition was available to be issued. Management has determined there are no subsequent events that would require disclosure in the Company's statement of financial condition through this date.